SECURITIES AND EXCHANGE COMMISSION
                       ----------------------------------
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                  ------------
                                (AMENDMENT NO.2)
                                 --------------
                                 (Rule 13d-101)
                                 --------------

                             First Priority Group, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $.015 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   335914206
                             ---------------------
                                 (CUSIP Number)


                                 Alan B. Perper
                           Fourteen Hill Capital, L.P.
                        1700 Montgomery Street, Suite 250
                             San Francisco, CA 94111
                                 (415) 394-9467
                 ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  December 3, 1998
                                  ------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 6 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 2 of 6 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fourteen Hill Capital, L.P.
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              WC
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF           971,000 shares of Common Stock
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            -0-
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   971,000 shares of Common Stock

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                   -0-

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              971,000 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               11.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              PN
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 3 of 6 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Fourteen Hill Management, LLC
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              Not applicable
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            971,000 shares of Common Stock
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER

                  971,000 shares of Common Stock

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              971,000 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              11.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              OO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

------------------------                                 ----------------------
CUSIP No. 335914206                13D                     Page 4 of 6 Pages
------------------------                                 -----------------------

------------- ------------------------------------------------------------------
 1            NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Point West Capital Corporation
------------- ------------------------------------------------------------------
 2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [  ]

                                                                     (b) [  ]
------------- ------------------------------------------------------------------
 3            SEC USE ONLY


------------- ------------------------------------------------------------------
 4            SOURCE OF FUNDS*

              Not applicable
------------- ------------------------------------------------------------------
 5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

              PURSUANT TO ITEM 2(d) OR 2(e)                             [  ]
------------- ----------------------------------------------------------------
 6            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
------------- ----------------------------------------------------------------
              7    SOLE VOTING POWER

NUMBER OF          -0-
 SHARES       ---------------------------------------------------------------
BENEFICIALLY  8    SHARED VOTING POWER
 OWNED BY
   EACH            971,000 shares of Common Stock
 REPORTING    ---------------------------------------------------------------
PERSON WITH   9    SOLE DISPOSITIVE POWER

                   -0-

              ---------------------------------------------------------------
              10   SHARED DISPOSITIVE POWER

                   971,000 shares of Common Stock

------------- ------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              971,000 shares of Common Stock
------------- ------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*
                                                                          [  ]
------------- ------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)

              11.8%
------------- ------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              CO
------------- ------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                      ------------------------------------

-------------------------                              ------------------------
CUSIP No. 335914206                  13D                   Page 5 of 6 Pages
-------------------------                              -------------------------

                  This Amendment No. 2 to the Statement on Schedule 13D, dated August 26, 1997, as amended and restated by Amended and Restated Schedule 13D, dated September 15, 1998 (as so amended and restated, the "Statement"), filed with the Securities and Exchange Commission on behalf of Fourteen Hill Capital, L.P., Fourteen Hill Management, LLC and Point West Capital Corporation (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.015 (the "Stock"), of First Priority Group, Inc. (the "Issuer").

Item 4 of the Statement is hereby amended to read in its entirety as follows:

ITEM 4.           PURPOSE OF TRANSACTIONS.
------            -----------------------

                  Fourteen Hill Capital, L.P. acquired the shares of Stock owned by it for investment purposes because the Reporting Persons viewed the Stock as an attractive investment opportunity at the time of acquisition. Since August 1997, the Issuer has incurred significant losses and recently the price of the Stock has declined precipitously.

                  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and reserve the right to acquire additional shares of Stock in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the availability of shares of Stock for purchase at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; the Reporting Persons' respective financial conditions; and other future developments. As part of their ongoing review, the Reporting Persons (and one or more of the individuals listed on Schedule 1 to the Statement, either individually or on behalf of the Reporting Persons) intend to have discussions with management and the Board of Directors of the Issuer regarding ways of improving the Issuer's performance and value, including the possibility of replacing certain key management personnel of the Issuer. The Reporting Persons (and one or more of the individuals listed on Schedule 1 to the Statement, either individually or on behalf of the Reporting Persons) may discuss the Issuer from time to time with members of the management of the Issuer and their advisers, and may communicate with other shareholders and interested parties concerning the Issuer. In furtherance of the goal of improving the Issuer's performance and value, any or all of the Reporting Persons (and one or more of the individuals listed on Schedule 1 to the Statement, either individually or on behalf of the Reporting Persons) may seek to work, with or without the management, Board of Directors and other shareholders of the Issuer, to address these issues. It is possible that the Reporting Persons (and one or more of the individuals listed on Schedule 1 to the Statement, either individually or on behalf of the Reporting Persons) may develop or pursue plans and proposals regarding: (i) extraordinary corporate transactions, such as mergers, reorganizations or liquidations involving the Issuer or any of its subsidiaries, (ii) one or more sales or transfers of a material amount of assets of the Issuer or any of its subsidiaries, (iii) one or more changes in the present Board of Directors or management of the Issuer, including plans or proposals to change the number or terms of directors or to fill any vacancies on the Board, (iv) one or more changes in the present capitalization or dividend policy of the Issuer, (v) one or more changes in the Issuer's business or corporate structure, (vi) one or more changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may facilitate or impede the acquisition of control of the Issuer by any other person, and (vii) one or more actions which may cause the Stock to cease to be authorized to be quoted on The Nasdaq Stock Market or the Issuer to become eligible for termination or registration pursuant to Section 12(g)(4) of the Exchange Act. Depending on future developments, the plans of the Reporting Persons may change.

-------------------------                              ------------------------
CUSIP No. 335914206                  13D                   Page 6 of 6 Pages
-------------------------                              -------------------------



                                    SIGNATURE


                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date:  December 3, 1998


                           FOURTEEN HILL CAPITAL, L.P.
                           By: Fourteen Hill Management, LLC,
                               Its general partner


                           By: /s/ALAN B. PERPER
                          -----------------------------------
                            Alan B. Perper, its President



                          FOURTEEN HILL MANAGEMENT, LLC


                           By: /s/ALAN B. PERPER
                          -----------------------------------
                            Alan B. Perper, its President



                         POINT WEST CAPITAL CORPORATION


                           By: /s/ALAN B. PERPER
                         ------------------------------------
                           Alan B. Perper, its President